                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                January 17, 2003

                              HANARO TELECOM, INC.

                        COMMERCIALIZATION OF 20MBPS VDSL

The following is a press release dated January 17, 2003.

Hanaro Telecom, Inc. (`the Company' or `Hanaro') became the first local broadband operator to commercialize 20Mbps-VDSL broadband service.

With the speed of 20Mbps upstream and 6Mbps downstream, Hanaro's 20Mbps VDSL offered under the name of [HanaFOS V Dream] is the fastest broadband access service available in the broadband access market of Korea. The Company announced that it plans to offer the services to ten apartment complexes nationwide as a start.

The 20Mbps VDSL service, HanaFOS V Dream, enables the users to enjoy not only higher speed for Internet surfing and downloading, but also a higher quality for advanced cyber experience of on-line medical clinic and education, VOD (video on demand), PPV (pay per view), Internet TV and HDTV.

HanaFOS V Dream is offered with 30MB for emailing and homepage at KRW56,000 per month with up to a 11% discount for 3-year contracts. The Company is currently providing the service to 10 apartment complexes and plan to expand its coverage to 51 apartment complexes by the end of January and 255 by the end of February. Furthermore, having successfully launched the 20Mbps VDSL service, Hanaro plans to provide pilot services for 50Mbps VDSL, the highest in the domestic market, at the end of January. "The Company has launched a next-generation broadband Internet development project called [HanaFOS V100 Project] which will enable introduction of 50Mbps VDSL service following after 20Mbps. The Project is dedicated to provision of the best broadband Internet access service in Korea," Mr. Wonhee Lee, Managing Director, Marketing, commented.